June 30, 2010

Via EDGAR Filing
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ross Stores, Inc.
Schedule 14A for Annual Meeting May 19, 2010
Filed April 12, 2010
File No. 0-14678

Dear Mr. Reynolds:

We have received your comment letter dated June 9, 2010 in regard to our Schedule 14A, filed April 12, 2010, for our Annual Meeting of Stockholders held on May 19, 2010. To facilitate your review, we repeat the captions and numbered paragraphs from your comment letter, and are providing the following responses to the comments:

Schedule 14A for Annual Meeting May 19, 2010

Board Leadership Structure, page 8

1.
We note that the company has separated the roles of chairman and chief executive officer. In future filings, please explain why the company has determined that its leadership structure is appropriate. Refer to Item 407(h) of Regulation S-K in this regard. Please provide us with proposed draft disclosure.

As noted in our Schedule 14A, our Board has for many years separated the roles of Chairman and Chief Executive Officer. In future filings, we propose to include additional disclosure substantially as follows:

Our Board has determined that this leadership structure is appropriate because it has worked effectively for many years. Our Board seeks to have both strong leadership as a Board, and a strong CEO. Our experience has shown that separation of the roles of Chairman and of CEO can contribute to the effectiveness of both. However, for this structure to be the most effective, it is key who fills each of those roles, and our Board believes that it is preferable for both to have deep industry expertise and organizational familiarity with the Company. Our current Chairman of the Board, Mr. Ferber, had previously served as our chief executive officer, which we believe contributes to the effectiveness of our current leadership structure.

Compensation Committee, page 8

2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Supplementally, we advise the Staff of the following process we undertook to reach the conclusion that disclosure is not necessary: The Compensation Committee worked with Hewitt Associates, the Company’s independent consultant, to develop a framework for assessing our compensation risks related to our overall compensation policies and practices for all employees. The Compensation Committee then directed management to review that risk, based on the assessment framework that had been developed. Management conducted its review and then presented its analysis and recommendation to the Compensation Committee. The Compensation Committee then reviewed and discussed the assessment and concluded that potential risks arising from our compensation polices or practices are not reasonably likely to have a material adverse effect on the Company.

Ross Stores, Inc. acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (925) 965-4570 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/M.LeHocky
Mark LeHocky
Senior Vice President, General Counsel and Corporate Secretary
Ross Stores, Inc.

cc:	Deloitte & Touche LLP
Bradley J. Rock, DLA Piper LLP (US)